

Mail Stop 3720

January 25, 2017

Vivian Lopez-Blanco
Chief Financial Officer
MEDNAX, Inc.
1301 Concord Terrace
Sunrise, Florida 33323

> **Re: MEDNAX, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 10, 2017**
> **File No. 001-12111**

Dear Ms. Lopez-Blanco:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director
AD Office 11 − Telecommunications